July 1, 2016

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Request for Withdrawal of Energy Transfer Corp LP
Registration Statement on Form S-4
File No. 333-208187

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Energy Transfer Corp LP (the “Partnership”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Partnership’s Registration Statement on Form S-4 (File No. 333-208187), together with all exhibits thereto, initially filed with the Commission on November 24, 2015 and declared effective by the Commission on May 25, 2016 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was initially filed with respect to the proposed issuance of common shares representing limited partner interests in the Partnership (the “Common Shares”), with each Common Share having attached to it one contingent consideration right (a “CCR” and collectively, the “CCRs”), in connection with the Agreement and Plan of Merger, dated as of September 28, 2015, by and among the Partnership, Energy Transfer Equity, L.P. (“ETE”), Energy Transfer Corp GP, LLC, the general partner of the Partnership, Energy Transfer Equity GP, LLC, the general partner of ETE, LE GP, LLC and The Williams Companies, Inc., as amended by Amendment No. 1 thereto, dated as of May 1, 2016 (as amended, the “Merger Agreement”). On June 29, 2016, as previously reported on a Current Report on Form 8-K filed by the Partnership with the Commission, ETE terminated the Merger Agreement. Consequently, the Partnership will not proceed with the issuance and sale of the Common Shares and attached CCRs as contemplated by the Merger Agreement and the Registration Statement.

No Common Shares or CCRs were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the Partnership requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Alison Z. Preiss of Wachtell, Lipton, Rosen & Katz at (212) 403-1107 or by email at AZPreiss@wlrk.com.

ENERGY TRANSFER CORP LP By: Energy Transfer Corp GP, LLC, its general partner

By:	/s/ John W. McReynolds
Name: Title:	John W. McReynolds President

cc:	Alison Z. Preiss, Esq.
Wachtell, Lipton, Rosen & Katz